Exhibit 99.m.ii

SCHEDULE A

FQF TRUST

The following series of FQF Trust are subject to this Plan, at the fee rates specified:

Fund	Fee (as a Percentage of
Average Daily Net Assets of
the Fund)*
QuantShares U.S. Market Neutral Momentum Fund	0.25%
QuantShares U.S. Market Neutral Value Fund	0.25%
QuantShares U.S. Market Neutral Size Fund	0.25%
QuantShares U.S. Market Neutral Anti-Beta Fund	0.25%
QuantShares Hedged Dividend Income Fund	0.25%
QuantShares Equal Weighted Value Factor Fund	0.25%
QuantShares Equal Weighted Low Beta Factor Fund	0.25%
QuantShares Equal Weighted High Momentum Factor Fund	0.25%

* The determination of daily net assets shall be made at the close of business each day throughout the month and computed in the manner specified in the then current Prospectus for the determination of the net asset value of Creation Units. Plan payments shall be made within ten (10) days of the end of each calendar month unless otherwise agreed by the parties and approved or ratified by the Trustees.

Executed: first launch date of any Fund listed above